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[ACS LOGO]                                                          NEWS RELEASE

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FOR IMMEDIATE RELEASE

CONTACTS:

Mark A. King
EVP and CFO
ACS
(214) 841-8007



           ACS RECEIVES FAVORABLE COURT RULING ON BRC ACQUISITION
     - SUPPLEMENTAL DISCLOSURE TO EXTEND TENDER OFFER TO MID DECEMBER -

DALLAS, TEXAS -- November 25, 1998 -- ACS (Affiliated Computer Services, Inc.;
NYSE: AFA) announced today that it intends to proceed to complete its tender offer for 8,704,238 shares of the common stock of BRC (BRC Holdings, Inc.;
NASDAQ: BRCP) at $19.00 per share. The announcement follows a ruling by the Delaware Chancery Court which conditionally denied the previously announced motion, filed by Matador Capital Management Corp. (a minority shareholder), which sought to enjoin the tender offer. ACS also announced that it has been informed that BRC intends to provide additional information to shareholders of BRC, regarding certain details of the transaction, as required by the court.

Jeff Rich, President and COO of ACS, said "The court's ruling was an important recognition of the circumstances surrounding this transaction. Specifically, the court said in its opinion that "Based on the record before me, it would violate this well-settled principle for me to enjoin a premium cash transaction where no competing bid has emerged and where I do not find a probability of success on the merits of the breach of fiduciary duty claims." Mr. Rich also stated that "We expect the completion of the tender offer to occur in mid-December at the original $19 purchase price, per amended disclosure statements which will be filed as soon as possible by ACS and BRC in connection with the court's ruling. The favorable ruling also paves the way for the completion of the merger upon closing of the tender offer." Mr. Rich also commented, "Fortunately for BRC's shareholders, we are well on our way to receiving enough shares from shareholders who recognize the value of our offer, and have tendered their shares in order to finalize the deal. ACS will announce shortly exact dates of the extension of the tender offer and the date on which the final merger will occur. Upon completion of the tender offer, we understand that BRC intends to promptly send a proxy statement to BRC's other shareholders, and to hold a shareholder meeting and close the final merger in early January."

ACS is based in Dallas, Texas, and has operations primarily in North America, as well as Central America, South America, Europe and the Middle East. ACS provides a full range of business services including technology outsourcing, business process outsourcing, electronic commerce,


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professional services and systems integration.  The Company's Class A common stock trades on the New York Stock Exchange under the symbol "AFA." Visit ACS on the Internet at www.acs-inc.com.

BRC Holdings Inc., based in Dallas, Texas, is an information technology services firm with 30 years experience providing consulting, project management, technical support and system services that enable its clients to achieve their strategic and operational objectives. BRC specializes in information technology outsourcing, consulting, information systems, and document management. For more information about BRC, visit the company's web site at www.brcp.com.